June 27, 2014	Lia Der Marderosian +1 617 526 6982 (t) +1 617 526 5000 (f) lia.dermarderosian@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Mail Stop 6010

Washington, DC 20549-6010

Attention:  Jeffrey P. Riedler

Re:              Bellerophon Therapeutics LLC
Draft Registration Statement on Form S-1
Submitted May 14, 2014
CIK No. 0001600132

Ladies and Gentlemen:

On behalf of Bellerophon Therapeutics LLC (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 referenced above (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

Amendment No. 1 is being submitted in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 10, 2014 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

General

1.              We note that there are a number of additional exhibits that still need to be filed.  Please provide these exhibits as promptly as possible.  Please note that we may have comments on these materials once they are provided.

Response:                                        The Company acknowledges the Staff’s comment and will provide all exhibits as soon as possible.

2.              We have received your application for confidential treatment for portions of information contained in your exhibits.  Any staff comments to your application will be sent separately from comments to your draft registration statement.

Response:                                        The Company acknowledges the Staff’s comment.

3.              Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus.  If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:                                        The Company acknowledges the Staff’s comment and confirms that the graphics included in the Registration Statement are the only graphics it currently intends to include in the prospectus.  If the Company determines to include additional graphics, it will provide such graphics prior to use for review by the Staff.

4.              We note your graphic in the beginning of your prospectus which shows engineering CAD illustrations of your INOpulse Mark2 device, triple-lumen cannula and nosepiece detail.  Please provide a disclaimer for this graphic which states that the products shown are depictions of potential prototypes and actual models commercially available do not currently exist.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on the inside cover page of the prospectus which forms a part of the Registration Statement.

5.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:                                        The Company advises the Staff that, to date, it has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).  The Company further advises the Staff that, to the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s initial public offering has published or distributed a research report about the Company in reliance upon Section 2(a)(3) of the Securities Act.  The Company acknowledges the Staff’s request and undertakes to comply with it as applicable by providing any such materials to the Staff on a supplemental basis.

Prospectus Summary

Our Product Candidates

INOpulse, page 1

6.              Please define the following terms at their first reference in your prospectus:

•                  “triple-lumen nasal cannula;”

•                  “orphan disease;”

•                  “orphan drug designation;”

•                  “Class III device;” and

•                  “premarket approval, or PMA, regulatory pathway.”

Response:                            In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3 and 4 of the Registration Statement.

7.              Please briefly describe the purpose of the DS device and the Mark2 device when you first discuss them in this section.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

BCM, page 3

8.              We note your disclosure on page 90 that you are developing BCM in the United States under an investigational device exemption (“IDE”).  Please describe when the IDE for BCM was granted, identify the sponsor and the subject of the IDE application.  If an IDE application was not filed pertaining to your clinical trials for BCM, explain why an IDE application was not required.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement.

Risk Factors, page 5

9.              Please expand your risk factor discussion under the seventh bullet point to briefly describe the concerns raised by BioLine and the alleged breaches under your agreement with BioLine.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Registration Statement.

10.       In the last bullet point, please briefly describe the exemptions from certain corporate governance requirements that you may rely on as a controlled company.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 6-7 of the Registration Statement.

Risk Factors
Risks Related to Our Business and Industry
The ownership by certain of our executive officers and directors of shares..., page 15

11.       Please expand the discussion to identify your officers and directors who are also officers or directors of Ikaria and the positions they hold at each company.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Registration Statement.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates
We are transitioning our INOpulse delivery system to a next generation..., page 21

12.       Based on your disclosure in this risk factor and on page 83 in the section entitled “INOpulse Drug Device Combination,” we note the FDA has required you to show that the amount and timing of inhaled nitric oxide delivery is similar across INOpulse device generations, and therefore, you have developed a regulatory bridging strategy to meet these requirements.  Please expand your disclosure in this risk factor and on page 83 to describe your “regulatory bridging strategy” and how it will help you meet the FDA requirements.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 20-21 and 92 of the Registration Statement.

Risks Related to Our Intellectual Property
If we are unable to obtain and maintain patent protection for our technology..., page 36

13.       Please expand your disclosure in the second paragraph of this risk factor to specify under which agreements you do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that you license from third parties.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Registration Statement.

14.       Please expand your risk factor discussion to highlight the current expected expiration dates for the patents underlying INOpulse and BCM.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Registration Statement.

If we fail to comply with out obligations under license agreements, we could..., page 38

15.       We note that as part of your risk factor discussion, you have provided a description of your obligations under your license agreement with BioLine.  Please expand your disclosure to also discuss your obligation under your license agreement with Ikaria.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Registration Statement.

Risks Related to Employee Matters and Managing Growth
Our future success depends on our ability to retain key executives and to..., page 46

16.       Please expand your risk factor disclosure to identify your key executive officers and other key employees.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Registration Statement.

17.       We note the second paragraph of this risk factor which states that you currently have an interim chief executive officer.  Accordingly, please revise the “Management” section of your prospectus to identify Mr. Daniel Tassé as your interim chief executive officer.

Response:                                        The Company hereby advises the staff that on June 20, 2014, Jonathan Peacock was elected as the Company’s president and chief executive officer and that on such date Daniel Tassé stepped down as the Company’s interim chief executive officer. The Company has revised the disclosure in the Registration Statement accordingly.

Special Note Regarding Forward-Looking Statements and Industry Data

18.      Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement.  Your statements on page 55 that you “have not independently verified” industry publications and third-party research, surveys and studies could imply that you are not taking liability for these items and the data included in your registration statement.  In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include a statement specifically acknowledging responsibility for the accuracy of these statements and potential liability under the federal securities laws.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Registration Statement to delete these statements.

Use of Proceeds, page 56

19.       To the extent practicable, please disclose how far in the Phase 3 clinical development of INOpulse for PAH you estimate the funds allocated to such development will enable you to reach.

Response:                                        The Company supplementally informs the Staff that due to the uncertain costs associated with, and the duration of, the Phase 3 clinical program of INOpulse for PAH, it is not currently practicable for the Company to disclose how far the allocated funds will enable the development to progress.  The Company has disclosed on page 61 of the Registration Statement that it does not expect that the net proceeds of this offering will be sufficient to enable it to fund the completion of development and commercialization of any of its product candidates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 66

20.       Please disclose the research and development expenses incurred from inception to date for each of your three clinical development programs.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement.

Business
INOpulse for Pulmonary Arterial Hypertension
Clinical Development Program, page 86

21.       Please disclose whether any Phase 1 clinical trials for INOpulse for PAH were conducted and if so, please expand your disclosure to describe these trials, including the number of patients enrolled, the dosages used, the primary and secondary endpoints, the results of the trials, how the primary and secondary endpoints compared to actual results, and any serious adverse events observed during the trials.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Registration Statement.

INOpulse for PH-COPD
Clinical Development Program, page 88

22.       Please disclose whether any Phase 1 clinical trials for INOpulse for PH-COPD were conducted and if so, please expand your disclosure to describe these trials, including the number of patients enrolled, the dosages used, the primary and secondary endpoints, the results of the trials, how the primary and secondary endpoints compared to actual results, and any serious adverse events observed during the trials.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Registration Statement.

BCM for Prevention of Cardiac Remodeling following AMI
Clinical Development Program, page 90

23.       Please expand your disclosure regarding BioLine’s pilot clinical trials for BCM to describe the dosages used, to quantify the results of the trial, to show how these results compared to the REVE study results, and to describe any serious adverse events observed during the trial.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 101-102 of the Registration Statement. The Company hereby advises the Staff that it no longer discusses the REVE study in the Registration Statement.

24.       Please disclose the significance of the REVE study and why the results of the pilot clinical trial for BCM were compared to the study.

Response:                                        The Company hereby advises the Staff that it no longer discusses the REVE study in the Registration Statement.

Patents and Proprietary Rights
INOpulse, page 98

25.       We note that you hold exclusive licenses from Ikaria to a broad portfolio of “about” a dozen families of issued and pending patent applications in both the United States and in certain other countries.  Please revise your disclosure to provide the exact number of patents and pending patent applications.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Registration Statement.

26.       Please expand your disclosure for your INOpulse patents and patent applications to disclose the “certain other countries” where you have issued patents or pending patent applications.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Registration Statement.

27.       For each category of patents and patent applications discussed in this section, please revise your disclosure to provide the number of patents and patent applications in each category and their related expiration dates in the United States and any other countries where patents have been issued or are pending.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Registration Statement.

BCM

28.       Please expand your disclosure for your BCM patents and patent applications to disclose the foreign countries where such patents have been issued or have applications pending.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 110-111 of the Registration Statement.

29.       We note that you provide the expiration dates for some of your composition of matter patents for BCM.  Please expand your disclosure to provide the expiration dates for all of your BCM patents and patent applications, both composition of matter and method of treatment.  In doing so, please provide the expiration dates in the United States and any foreign countries separately.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Registration Statement.

30.       Please revise your disclosure to describe the jurisdiction in which your patents or patent applications directed to methods of manufacturing for BCM have been granted or are pending.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Registration Statement.

31.       We note that you provide the expiration date for your patent applications for patents directed to methods of manufacturing.  Please expand your disclosure to provide the expiration dates of your issued patents which you in license from BioLine.  In doing so, please provide the expiration dates in the Unites States and any foreign countries separately.  Also, please provide the expiration dates of your Unites States patent applications separately from any foreign applications.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Registration Statement.

Management, page 121

32.       Please provide Mr. Howard Pien’s background from 2009 to 2014.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 135 of the Registration Statement.

Principal Stockholders, page 144

33.       Please expand your disclosure in footnote four of the beneficial ownership table to disclose the natural person with voting or investment control over the securities owned by Venrock.

Response:                                        In the case of the Venrock IV family of funds, the investment and voting decisions are made jointly by three or more individuals. Under the “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. See Southland Corp. (July 8, 1987). Based upon this analysis, no individual managing director of the Venrock IV family of funds exercises investment and voting control over the securities, except with respect to the shares in which he or she directly holds a pecuniary interest.

Lock-up Agreements, page 155

34.       Please confirm that the lock-up agreement will be filed as part of the underwriting agreement.  If not, please file the form of lock-up agreement as an exhibit.

Response:                                        The Company confirms that the form of lock-up agreement will be filed as an exhibit to the underwriting agreement.

Index to Financial Statements
General

35.       Please tell us why you have not categorized the financial statements as combined as it appears the entity was a component of a larger entity.

Response:                                        The Company advises the Staff that it did not label its 2013 and 2012 financial statements as “combined” because the Company knew that as of March 31, 2014, it would label its financial statements as “consolidated.”  The Company has disclosed in Note 2(a) of the notes to its March 31, 2014 condensed consolidated financial statements that “although the financial statements prior to the Spin-Out were prepared on a combined carve-out basis, the financial statements for all periods presented have been labeled ‘consolidated’ financial statements for ease of reference since the most recent balance sheet at March 31, 2014 is a consolidated balance sheet.”

Balance Sheet, page F-1

36.       Please tell us why you present deficit accumulated during the development stage and investment by Ikaria, Inc. separately rather than showing the residual interest as a single component, such as parent’s equity in division.

Response:                                        The Company advises the Staff that it presented “deficit accumulated during the development stage” and “investment by Ikaria, Inc.” separately in its 2013 and 2012 historical financial statements because of the requirement for development stage entities under the then-current Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 915, (formerly FASB Statement No. 7) Accounting and Reporting by Development Stage Enterprises, to present “deficit accumulated during the development stage” as a separate caption on the balance sheet.  However, the Company has chosen to early adopt FASB Accounting Standards Update (“ASU”) No. 2014-10, Development Stage Entities (new ASC Topic 915), issued on June 10, 2014, and, accordingly, the Company is no longer presenting “deficit accumulated during the development stage” on its March 31, 2014 unaudited condensed consolidated balance sheet. Further, in the Company’s comparative December 31, 2013 balance sheet presented together with the unaudited condensed consolidated balance sheet as of March 31, 2014, the Company has collapsed these two captions into one line captioned “Invested deficit, net.”  The Company did not change its historical December 31, 2013 or 2012 balance sheets since the early adoption of ASU No. 2014-10 is applicable for interim or annual financial statements not already issued.

Notes to Financial Statements
(15) Unaudited Pro Forma Balance Sheet, page F-21

37.       Please tell us why you do not provide a pro forma statement of operations for the most recent fiscal year.  If a limited number of pro forma adjustments are required and those adjustments are easily understood, please provide a narrative description of the pro forma effects of the transaction, or indicate that there are no adjustments to be made.  Refer to Rule 11-02 of Regulation S-X and SAB Topic 1.B.2.

Response:                                        The Company advises the Staff that it did not provide a pro forma statement of operations for 2013 because there were no pro forma adjustments that impacted the statement of operations.  The pro forma adjustments related to the Company’s spin-out from its former parent company, Ikaria, Inc., on February 12, 2014 (the “Spin-Out”), which only impacted the balance sheet.  The Company further advises the Staff that it has removed the pro-forma balance sheet as of December 31, 2013 from the historical 2013 and 2012 financial statements because the pro forma adjustments to give effect to the Spin-Out have now been reflected in the March 31, 2014 unaudited condensed consolidated balance sheet. Further, the Company has added a column for a pro forma balance sheet as of March 31, 2014 to give effect to the Company’s conversion from a limited liability company to a corporation immediately prior to the effectiveness of the Registration Statement (the “Company Conversion”), which will be presented once the information becomes known. No pro forma statement of operations has been presented since the Company Conversion is not expected to have an impact on the statement of operations.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (617) 526-6982 or electronically at lia.dermarderosian@wilmerhale.com.  Thank you for your assistance.

Very truly yours,

Lia Der Marderosian

cc:                    Jonathan M. Peacock